January 3, 2025

Josephine Ngai
Chief Financial Officer
iClick Interactive Asia Group Limited
15/F
Prosperity Millennia Plaza
663 King's Road, Quarry Bay
Hong Kong S.A.R., People's Republic of China

       Re: iClick Interactive Asia Group Limited
           Form 20-F for the Year Ended December 31, 2023
           File No. 001-38313
Dear Josephine Ngai:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology